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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                             PAINCARE HOLDINGS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   69562E 10 4
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                               SEPTEMBER 15, 2004
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (entities only)

     JOHN VICK
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 2   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

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 3   SEC Use Only

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 4   Source of Funds (See Instructions)

     OO
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 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]


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 6   Citizenship or Place of Organization

     UNITED STATES
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         Number of
          Shares                 7     Sole Voting Power
       Beneficially                    1,750,000
         Owned by               ------------------------------------------------
           Each
         Reporting               8     Shared Voting Power
        Person With                    -0-
                                ------------------------------------------------
                                 9     Sole Dispositive Power
                                       1,550,000
                                ------------------------------------------------
                                10     Shared Dispositive Power
                                       200,000
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,750,000
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12   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                     [ ]

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13   Percent of Class Represented by Amount in Row (9)

     5.4
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14   Type of Reporting Person (See Instructions)

     IN
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This Amendment No. 1 to the Schedule 13-D originally filed as of August 6, 2003, is filed solely to update the reporting of the filer's ownership of the Registrant's securities as a result of (i) the additional shares issued to the Reporting Person under the earnout provisions of the previously reported agreement based upon the initial Formula Period and (ii) the fact that a portion of the option shares under a previously reported option granted to the Reporting Person became exercisable as of August 6, 2004. As a result of the foregoing, Items 5 and 6 as previously filed are amended by adding the following additional paragraphs to the disclosures therein. All other items remain unchanged. The percentages upon which the filer's share ownership is reported is based upon the 31,970,211 shares reported by the Registrant as outstanding on August 31, 2004, increased by (i) the shares issued with respect to the Formula Period and (ii) the shares now vested and exercisable under the option.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


On August 6, 2004, 100,000 of the 300,000 shares under option to the filer became exercisable in accordance with the terms of the option and as such are now deemed beneficially owned until such time as the option expires.

On September 15, the Registrant advised the filer that with respect to the first Formula Period under the earnout provisions of the Agreement, the maximum amount due with respect to that period had been reached, resulting in the issuance of an aggregate of 458,333 additional shares of Common Stock of the Registrant. 33,333 of such shares are deliverable to a broker engaged in connection with the transaction, the remaining 425,000 of such shares are deliverable to the filer,

As a result of the foregoing, the aggregate number of shares beneficially owned by the filer has increased to 1,750,000 shares, equal to approximately 5.4% of the number of the Registrant's shares outstanding as of August 31, 2004 as adjusted to reflect the additional shares issued or issuable in accordance with the preceding two paragraphs.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


In connection with a proposed underwritten offering of the Registrant's Common Stock, the filer, together with certain other shareholders of the Registrant (including its officers and directors), has agreed to refrain from sales or transfers of shares of the Registrant's Common Stock without the prior written consent of First Albany Capital, Inc. as underwriter of such offering, for a period from the filing date of the registration statement until the later of the abandonment of such offering or 120 days following the effective date of the registrations statement under the Securities Act of 1933 and the commencement of the offering. Reference is made to the Registrant's registration statement on Form S-3 filed on September 3, 2004, file number 333-1187871.


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                                   SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        JOHN VICK


                                                /s/ John Vick
                                        ----------------------------------
                                                John Vick

                                        September 27, 2004



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